Mail Stop 3561

February 26, 2008

Peter Klamka
President and Chief Executive Officer
Solar Acquisition Corp.
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103

      **Re:**    **Solar Acquisition Corp.**
            **Amended Registration Statement on Form S-1**
            **Filed February 11, 2009**
            **Form 10-K for Fiscal Year Ended December 31, 2007**
            **Filed July 10, 2008**
            **Form 10-Q for Fiscal Period Ended September 30, 2008**
            **Filed January 12, 2009**
            **File No. 333-152496**

Dear Mr. Klamka:

      We have limited our review of your filings to those issues we have addressed in our comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1.     We note your response to comment one from our letter dated February 3, 2009. In your response you indicate that your sole objective at this point is to partner with Solar Teyin with the implication that you are not a blank check company. Therefore, please include appropriate disclosure in that regard, and include, if true, an affirmative statement in a prominent location of the prospectus, such as in the summary, making clear that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change the management of the company.  Also, please confirm to us whether Peter Klamka has been involved in the formation or principal ownership of any other public companies or seeking to go public.

Management's Discussion and Analysis of Financial Condition, page 31

2.      We note your response to comment seven from our letter dated February 3, 2009. We also note your statement in the fourth paragraph on page 32 that "[d]uring 2008, we issued additional shares in exchange for consulting services valued at $990,000. Hence, we incurred operating expenses of $992,574 (inclusive of professional fees) resulting in a cumulative loss of $1,001,924." Please include in your Recent Sales of Unregistered Securities section the information required pursuant to Item 701 of Regulation S-K. Please also indicate in that section the date of the various transactions noted in this section. Also, please discuss the type of consulting services you received and if any of the parties to the agreement was an affiliate of you. If any parties to the agreement were affiliates, please disclose the information required under Item 404 of Regulations S-K.

Shares Eligible for Future Sale, page 35

3.      We note your response to comment nine from our letter dated February 3, 2009. We note, however, that you have removed this entire section and not just the statement referenced in our comment. Please advise why you determined to remove this entire section. Alternatively, please reinsert this section without the statement that the shares are freely tradable without further registration or reinsert the entire section and indicate, if true, that the statement regarding the tradability of the shares is the opinion of your counsel and refer readers to the legality opinion filed as an exhibit.

Financial Statements of Solar Acquisition Corp., page F-2

4.      We note that your fiscal year end was December 31, 2008. Please revise your registration statement to include audited financial statements for the fiscal year ended 2008 and update the remainder of your filing as appropriate. Please see Rule 8-08 of Regulation S-X.

Form 10-K for the Fiscal Year Ended December 31, 2007

5.      We note your response to comment 13 from our letter dated February 3, 2009. Please file your amended Form 10-K as soon as possible so that we may review your changes prior to declaring your registration statement effective.

Form 10-Q for the Fiscal Period Ended September 30, 2008

6.      We note your response to comment 14 from our letter dated February 3, 2009. Please file an amendment to your Form 10-Q for the period ended September 30, 2008 and include an Exhibit 31 that tracks the language of Item 601(b)(31) of Regulation S-K.

Please file your Form 10-K and Form 10-Q promptly and as appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Jillian Ivey Sidoti, Esq.
        Via Facsimile